PRICING SUPPLEMENT NO. 27	Rule 424(b)(5)
DATED: July 3, 2006	File No. 333-121744
(To Prospectus dated February 2, 2005,
and Prospectus Supplement dated February 2, 2005)

$12,410,781,162
THE BEAR STEARNS COMPANIES INC.

Medium-Term Notes, Series B

Principal Amount: $1,550,000	Floating Rate Notes ☒	Book Entry Notes ☒
Original Issue Date: 7/17/2006	Fixed Rate Notes ☐	Certificated Notes ☐
Maturity Date: 1/17/2008	CUSIP No.: 073902MK1
Option to Extend Maturity:	No ☒	Initial Public Offering Price: 100%
	Yes ☐	Final Maturity Date:

Minimum Denominations:  $100,000 increased in multiples of $10,000

Redeemable On	Redemption Price(s)	Optional Repayment Date(s)	Optional Repayment Price(s)
*	*	N/A	N/A

Applicable Only to Fixed Rate Notes:

Interest Rate:

Interest Payment Dates:

Applicable Only to Floating Rate Notes:

Interest Rate Basis:		Maximum Interest Rate:	N/A
☐	Commercial Paper Rate	Minimum Interest Rate:	3.00%
☐	Federal Funds Effective Rate
☐	Federal Funds Open Rate	Interest Reset Date(s):	**
☐	Treasury Rate	Interest Reset Period:	Quarterly
☐	LIBOR Reuters	Interest Payment Date(s):	***
☐	LIBOR Telerate	Interest Payment Period:	Quarterly
☐	Prime Rate
☐	CMT Rate
☒	Other: See “Interest Rate” below

Index Maturity: N/A	Interest Determination Date(s): Second U.S. Government Securities Business Day prior to but not including the applicable Interest Reset Date.

Day Count Basis: 360-day year of twelve 30-day months

*              On any of January 17, 2007, April 17, 2007, July 17, 2007 and October 17, 2007, the Notes may be called in whole, but not in part, at par at the option of the Company on five Business Days’ notice.

**           January 17, 2007, April 17, 2007, July 17, 2007, and October 17, 2007 are Interest Reset Dates. If any Interest Reset Date is not a Business Day, then the Interest Reset Date will be postponed to the next Business Day. If the next Business Day is in the next succeeding calendar month, the Interest Reset Date will be the preceding Business Day (any such adjustment being referred to as the “Modified Business Day Convention”).

***         Commencing October 17, 2006 and on each 17th day of January, April, July and October thereafter, up to and including the Maturity Date.

If any Interest Payment Date, Maturity Date or redemption date is not a Business Day, the related payment of principal, premium, if any, or interest will be postponed to the next Business Day and no additional interest shall accrue for the period from and after that Interest Payment Date, Maturity Date or redemption date, as the case may be, to the next Business Day. If the next Business Day is in the next calendar month, principal, premium, if any, or interest will be paid on the preceding Business Day.

Business Day:	Any day that is both a London Banking Day and a New York Business Day.

London Banking Day:	A day other than a Saturday or Sunday on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

New York Business Day:

Any day that is not a Saturday or Sunday, and that, in New York City, is not a legal holiday nor a day on which banking institutions or trust companies in New York City are authorized or obligated by law to close.

U.S. Government Securities
Business Day:

A day that is not a Saturday, Sunday or a day on which The Bond Market Association (or any successor organization) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Interest Rate:	The Calculation Agent will determine the Interest Rate for each Interest Payment Period in accordance with the following:

From and including the Original Issue Date to but excluding January 17, 2007, the Interest Rate shall equal 6.30%, per annum.

From and including January 17, 2007 to but excluding the Maturity Date, the Interest Rate shall equal:

• 8.00 x (10-Year CMS Rate minus 2-Year CMS Rate), per annum, subject to a minimum Interest Rate of 3.00%, per annum.

10-Year CMS Rate:

The rate in effect will be the rate for U.S. dollar swaps with a maturity of ten years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the applicable Interest Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on such date, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate.

2-Year CMS Rate:

The rate in effect will be the rate for U.S. dollar swaps with a maturity of two years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the applicable Interest Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on such date, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate.

USD-CMS-Reference Banks:

The rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York City time on any Interest Determination Date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Designated Maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The rate for that Interest Determination Date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

Reference Banks:	The five leading swap dealers in the New York City interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

Representative Amount:	The amount that is representative for a single transaction in the relevant market at the relevant time.

Calculation Agent:	Bear, Stearns & Co. Inc.

Offers and sales of the Notes are subject to restrictions in certain jurisdictions. The distribution of this pricing supplement, the accompanying prospectus supplement and prospectus and the offer or sale of the Notes in certain other jurisdictions may be restricted by law. Persons who come into possession of this pricing supplement, and the accompanying prospectus supplement and prospectus or any Notes must inform themselves about and observe any applicable restrictions on the distribution of this pricing supplement, the accompanying prospectus supplement and prospectus and the offer and sale of the Notes.

RISK FACTORS

The Notes are subject to special considerations. An investment in the Notes entails risks that are not associated with an investment in conventional floating-rate or fixed-rate debt securities. Prospective purchasers of the Notes should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with their financial and legal advisers, of the suitability of the Notes in light of their particular financial circumstances, the following risk factors and the other information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus. See “Risk Factors” generally in the Prospectus Supplement.

Interest Rate Risk. You should consider the risk that the 10-Year CMS Rate minus the 2-Year CMS Rate, determined on a daily basis, may be less than or equal to 0.375% on the applicable Interest Determination Date, in which case the Notes will pay only the minimum Interest Rate during the applicable Interest Payment Period.

Although the Interest Rate on the Notes (other than the first two quarters) is determined by reference to the difference between the 10-Year CMS Rate and the 2-Year CMS Rate, the Notes do not actually pay that difference. The maximum Interest Rate for any Interest Payment Period will be equal to 8.00 multiplied by the difference between the 10-Year CMS Rate and the 2-Year CMS Rate on the applicable Interest Determination Date. As a result, the Interest Rate determination for any applicable Interest Payment Period does not equal the actual spread between the 10-Year CMS Rate and the 2-Year CMS Rate in that Interest Payment Period.

The following table, showing the historical performance of the 10-Year CMS Rate, 2-Year CMS Rate and the spread of 10-Year CMS Rate minus the 2-Year CMS Rate, and should not be taken as an indication of the future performance of this calculation during the term of the Notes. It is impossible to predict whether the difference between the 10-Year CMS Rate and the 2-Year CMS Rate will fall or rise. This calculation depends on and is influenced by a number of complex and interrelated factors, including political, economic, financial and other factors over which the Company has no control.

Dates	10-Year CMS Rate (%)	2-Year CMS Rate (%)	Difference 10Y-2Y (%)*	8.00 times Difference 10Y — 2Y (%)
April 17, 2000	7.1900	6.9780	0.2120	1.70
July 17, 2000	7.3500	7.2070	0.1430	1.14
October 17, 2000	6.8930	6.6330	0.2600	2.08
January 17, 2001	6.0770	5.5470	0.5300	4.24
April 17, 2001	6.1290	5.0280	1.1010	8.81
July 17, 2001	6.0410	4.6350	1.4060	11.25
October 17, 2001	5.2670	3.2640	2.0030	16.02
January 17, 2002	5.5980	3.2830	2.3150	18.52
April 17, 2002	5.8450	3.7920	2.0530	16.42
July 17, 2002	5.2550	3.0170	2.2380	17.90
October 17, 2002	4.7590	2.5200	2.2390	17.91
January 17, 2003	4.4460	1.9990	2.4470	19.58
April 17, 2003	4.3200	1.9090	2.4110	19.29
July 17, 2003	4.3980	1.7170	2.6810	21.45
October 17, 2003	4.8660	2.2560	2.6100	20.88
January 17, 2004	4.3430	1.9780	2.3650	18.92
April 17, 2004	4.7870	2.3450	2.4420	19.54
July 17, 2004	4.8670	2.9430	1.9240	15.39
October 17, 2004	4.5000	2.8610	1.6390	13.11
January 17, 2005	4.6020	3.6070	0.9950	7.96
April 17, 2005	4.7830	4.0120	0.7710	6.17
July 17, 2005	4.6100	4.2140	0.3960	3.17
October 17, 2005	4.9640	4.6900	0.2740	2.19
January 17, 2006	4.8610	4.7610	0.1000	0.80
April 17, 2006	5.5620	5.3500	0.2120	1.70

*             Calculated based upon consideration of the 10-Year CMS Rate minus the 2-Year CMS Rate determined from the last trade data as reported by ISDA.

The historical experience of the 10-Year CMS Rate minus the 2-Year CMS Rate should not be taken as an indication of the future performance of the 10-Year CMS Rate minus the 2-Year CMS Rate during the term of the Notes. Fluctuations in the level of the 10-Year CMS Rate and the 2-Year CMS Rate make the Notes’ effective Interest Rate difficult to predict and can result in effective Interest Rates to you that are lower than anticipated. In addition, historical Interest Rates are not indicative of future Interest Rates. Fluctuations in Interest Rates and Interest Rate trends that have occurred in the past are not indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Call Risk. The Notes are callable by us in whole, but not in part, at par on any of January 17, 2007, April 17, 2007, July 17, 2007 or October 17, 2007. You should be aware that it is more likely that we will redeem the Notes prior to the Maturity Date if the Interest Rate results in an interest payment greater than instruments of comparable maturity and credit rating trading in the market.

Liquidity Risk. The Notes will not be listed on any securities exchange and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to Maturity. You should be aware that we cannot ensure that a secondary market in the Notes will develop and, if such market were to develop, it may not be liquid. If you sell your Notes prior to Maturity, you may receive less than the amount you originally invested. The Calculation Agent has advised us that it intends under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future. Nor can we predict the price at which those bids will be made. The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of our creditworthiness, including the level and direction of Interest Rates, the anticipated level and potential volatility of the 10-Year CMS Rate and the 2-Year CMS Rate, the method of calculating the 10-Year CMS Rate and the 2-Year CMS Rate, the time remaining to Maturity of the Notes, our right to redeem the Notes, the aggregate principal amount of the Notes, the availability of comparable instruments and the cost to us of unwinding any related hedging activity or any funding arrangement.

ILLUSTRATIVE EXAMPLES

The following are illustrative examples demonstrating the hypothetical Interest Rate during an Interest Payment Period based on the following assumptions:

•                  The hypothetical Interest Payment Period shall be January 17, 2007 through April 17, 2007.

Example 1.

On the Interest Determination Date, the 10-Year CMS Rate equals 8.03% and the 2-Year CMS Rate equals 7.13%. The Interest Rate for this Interest Payment Period is 7.20%, calculated as follows:

=  Greater of [8.00 x (8.03% - 7.13%), or 3.00%]

=  Greater of [8.00 x 0.90%, or 3.00%]

= 7.20%

Example 2.

On the Interest Determination Date, the 10-Year CMS Rate equals 7.22% and the 2-Year CMS Rate equals 7.03%. The Interest Rate for this Interest Payment Period is 3.00%, calculated as follows:

= Greater of [ 8.00 x (7.22% - 7.03%), or 3.00%]

= Greater of [(8.00 x 0.19%), or 3.00%]

= 3.00%

SUPPLEMENTAL PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in the Distribution Agreement dated as of June 19, 2003, as amended, we have agreed to sell to Bear Stearns, as principal, and Bear Stearns has agreed to purchase from us, the aggregate principal amount of Notes set forth opposite its name below.

Agent	Principal Amount of Notes
Bear, Stearns & Co. Inc.	$1,550,000
Total	$1,550,000

Bear Stearns intends to initially offer $1,550,000 of the Notes to the public at par, and to subsequently resell the remaining face amount of the Notes at prices related to the prevailing market prices at the time of resale. In the future, Bear Stearns may repurchase and resell the Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. We may offer the Notes to Bear Stearns at a discount of 1% and Bear Stearns may grant such discount in its resale to certain selected dealers.

The distribution of the Notes will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.